GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2006 MAY -3 A 11:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

27 April 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

06013083

SUPPL

Dear Sirs,

New GKN PLC

GKN plc

- **Transaction in own shares**
- **Correction of the above**

For your information I enclose copies of the above announcements which were released on 26th April.

PROCESSED
MAY 05 2006
THOMSON FINANCIAL

Yours faithfully,

S. DeRitter

Sandie De Ritter

Enc

dlw 5/3

Regulatory Announcement

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Company	GKN PLC
TIDM	GKN
Headline	Transaction in Own Shares
Released	17:06 26-Apr-06
Number	PRNUK-2604

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 26 April 2006 it purchased 300,000 of its ordinary shares at a price of 323.55p per share from Credit Suisse Securities (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 26,870,000 of its ordinary shares in Treasury and has a total of 713,760,204 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

26 April 2006

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Regulatory Announcement

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Company	GKN PLC
TIDM	GKN
Headline	Correction : Transaction in Own Shares
Released	17:40 26-Apr-06
Number	PRNUK-2604

This amendment release relates to the Transaction in Own Shares release made at 17.06 today. This amendment contains corrected figures for the number of shares purchased (350,000 not 300,000), the cumulative number of shares held in treasury and the number of shares in issue.

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 26 April 2006 it purchased 350,000 of its ordinary shares at a price of 323.55p per share from Credit Suisse Securities (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 26,920,000 of its ordinary shares in Treasury and has a total of 713,710,204 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

26 April 2006

END

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